UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   September 2007                      File No.    0-52676

NioGold Mining Corp.

(Name of Registrant)

24549 53rd Avenue, Langley, British Columbia V2Z 1H6

(Address of principal executive offices)

1.

News release dated September 5, 2007

2.

News release dated September 11, 2007

3.

News release dated September 23, 2007

4.

News release dated October 2, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

NioGold Mining Corp.

(Registrant)

Dated: February 26, 2008	By: /s/ Michael Iverson Michael Iverson, President and CEO

News Release

NioGold Mining Corporation

TSX-V Symbol: NOX

FWB Symbol: NG1

NIOGOLD CONTINUES TO OUTLINE NEW GOLD

MINERALISATION AROUND FORMER MARBAN MINE

Val-d’Or, Quebec, September 5, 2007. NioGold Mining Corporation (TSX-V: NOX) (FWB: NG1) (“NioGold”) reports on results of the 2007 drilling program on the Marban Block property, located in the Malartic Gold Camp, Quebec.

The initial phase of the 35,000-metre 2007 drilling program is investigating the Marban Mine sector, one of three former gold producers on the Marban Block property. To date, NioGold has completed 17 holes for 7,265 metres (MB-07-003 to MB-07-019) drilled on three north-south sections located 350 to 550 metres east of the Marban Mine shaft (Sections 3+50E, 4+50E and 5+50E). The holes investigated the surface and depth extension of the Marban Mine Sequence over a strike length of 200 metres and to a maximum dip extent of 700 metres. All holes intersected disseminated sulphide and vein stockwork zones typical of the Marban Mine ores.

Assay results received from holes MB-07-003 to MB-07-012 highlight the gold enriched nature of the Marban Mine Sequence and its potential to host disseminated bulk-style of mineralisation with higher grade sections. Assay results for holes MB-07-013 to MB-07-019 are pending. The most outstanding gold mineralised intervals obtained from the first 12 holes in the Marban Mine sector, including the initial 2 holes completed in late 2006 (MB-06-001 and MB-06-002), are listed below:

Hole #	Grade g/t Au	Core Length (metres)
MB-06-001 including including	3.6 10.8 1.3 6.9	26.4 4.0 43.0 2.0
MB-06-002	8.0	2.2
MB-07-005 including	1.2 5.3	31.7 4.0
MB-07-006 including including	2.0 8.5 1.5 6.2	16.0 2.8 15.0 3.0
MB-07-007	7.6	3.8
MB-07-008 including	2.1 5.6	11.7 3.0
MB-07-010	22.8	0.5

The 2007 drilling over the Marban Mine sector will continue to investigate the 4 priority targets outlined by the compilation of historical data, namely the near surface and down-dip extent of the Mine Sequence and the faulted off east and west extent of the Marban Mine orebodies.

To the north of the Marban Mine, hole MB-07-012 collared into previously unrecognized intrusive-hosted vein stockworks and associated alteration and sulphide mineralization returning anomalous gold values with several intervals grading above 1 g/t Au. The veined and mineralized sections bear strong similarities to Agnico-Eagle’s Goldex deposit (21.4 million tonnes grading 2.39 g/t Au = 1.64 million ounces of gold, Agnico-Eagle Mines Ltd., 2005), located 10 kilometres to the southeast. Follow-up holes are planned.

Complete assay results of holes MB-07-003 to MB-07-012 for intervals grading over 1 g/t Au are tabulated below. Reported intervals are in core lengths. Additional drilling is needed to estimate true widths and verify the continuity of the mineralised sections from hole to hole.

Marban Mine Area - 2007 Drilling Results (>1 g/t Au)

Hole #	Line (m)	Station (m)	Az	Dip	Depth (m)	Mine Sequence Target	From (m)	To (m)	Core Length (m)	Grade (g/t Au)
MB-07-003	4+50 E	1+56 S	182°	-60°	134.6	near surface	86.3	90.0	3.7	1.12
							110.7	111.5	0.8	2.21
MB-07-004	4+50 E	1+73 S	182º	-50°	170.6	near surface	41.0	42.0	1.0	1.75
							53.0	69.0	16.0	0.84
							74.1	75.3	1.2	1.25
							141.6	146.3	4.7	1.83
						including	144.2	145.2	1.0	6.37
MB-07-005	4+50 E	0+50 S	181°	-59°	221.6	near surface	71.3	103.0	31.7	1.17
						including	96.0	100.0	4.0	5.25
							121.0	121.8	0.8	7.84
MB-07-006	4+50 E	0+02 N	180°	-60°	494.0	near surface	38.7	40.1	1.4	1.13
							85.0	90.0	5.0	0.85
							140.0	156.0	16.0	1.99
						including	151.2	154.0	2.8	8.51
						downdip	295.4	304.0	9.6	1.00
							333.0	348.0	15.0	1.48
						including	345.0	348.0	3.0	6.18
MB-07-007	4+50 E	0+55 N	184°	-61°	494.6	near surface	43.3	45.1	1.8	1.08
							64.9	65.9	1.0	1.92
						downdip	230.0	232.0	2.0	1.18
							254.0	255.0	1.0	1.76
							325.3	327.0	1.7	1.10
							364.0	370.0	6.0	1.36
						including	365.0	368.0	3.0	2.56
							434.8	438.6	3.8	7.64
MB-07-008	4+50 E	0+55 N	187°	-83°	667.6	near surface	54.0	55.0	1.0	1.21
							66.4	68.9	2.5	1.46
							109.4	109.9	0.5	3.23
							115.3	116.2	0.9	1.03
							121.4	122.7	1.3	1.07
							150.6	151.6	1.0	1.18
						downdip	179.0	180.6	1.6	4.29
							207.5	208.0	0.5	1.60
							263.9	265.8	1.9	1.79
							273.0	274.0	1.0	1.52
							276.0	277.0	1.0	1.39
							287.9	289.1	1.2	1.94
							300.6	301.5	0.9	1.67
							413.7	422.6	8.9	2.41
						including	413.7	416.1	2.4	4.15
						including	420.0	422.6	2.6	4.39
							432.0	434.0	2.0	1.09
							488.0	499.65	11.7	2.14
						including	491.0	494.0	3.0	5.55
							528.0	531.0	3.0	1.18
							558.4	559.9	1.5	1.53
MB-07-009	4+50 E	3+16 S	182°	-61°	216.0	updip				NSA
MB-07-010	4+50 E	2+62 S	182°	-60°	254.0	updip	23.9	24.5	0.6	1.09
							28.5	30.5	2.0	1.15
							49.1	49.6	0.5	22.80
							138.6	139.1	0.5	1.22
							216.1	217.8	1.7	1.27
MB-07-011	4+50 E	2+11 S	182°	-61°	279.0	updip	15.0	16.0	1.0	2.57
							55.6	64.0	8.4	1.42
						including	55.6	56.1	0.5	4.22
						including	60.0	64.0	4.0	2.46
							138.0	141.0	3.0	1.09
							147.0	148.0	1.0	2.66
						downdip	163.9	164.6	0.7	1.35
							173.0	175.0	2.0	1.38
							262.7	263.4	0.7	1.91
MB-07-012	4+50 E	1+46 N	183°	-83°	783.0	near surface	41.6	42.6	1.0	4.41
							73.0	74.0	1.0	1.79
							80.0	83.0	3.0	1.46
							106.0	107.0	1.0	1.69
							111.6	113.0	1.4	1.95
						downdip	175.4	176.7	1.3	3.17
							257.0	259.0	2.0	2.25
						including	258.4	259.0	0.6	5.82
							482.0	483.0	1.0	3.80
							637.3	638.6	1.3	1.05

Quality Assurance / Quality Control and Qualified Persons

Diamond drill holes were drilled with NQ-size core in order to obtain larger sample volumes for the mineralised zones. The core was delivered by the drilling contractor to NioGold’s facilities located at the Norlartic mine site. The core was photographed for reference, logged and mineralized sections were sawed in half. Sample lengths varied between 0.5 to 1.5 metres. The half core samples were bagged, sealed and trucked to Activation Laboratories Limited (“Actlabs”) in Ancaster, Ontario, an accredited laboratory. Samples were assayed by the fire-assay method using an atomic absorption finish on a 50-gram pulp split.

A quality assurance and quality control program (QA/QC) was implemented by NioGold and the laboratory to insure the precision and reproducibility of the analytical method and results. The QA/QC program includes the insertion of standards, blanks and duplicates in the sample batches sent to the laboratory and a systematic re-assaying from the remaining coarse reject fraction by the fire-assay method with an atomic absorption finish for samples returning values of 2 to 5 g/t Au and by gravimetric finish for samples returning values greater than 5 g/t Au. As well, 10% of the pulps are sent to Bourlamaque Assay Laboratories Ltd. in Val-d’Or for check assaying.

This press release was prepared by Rock Lefrançois, P. Geo. (OGQ), the Company’s Vice-President and Qualified Person as defined by National Instrument 43-101. The exploration programs are conducted under the supervision of Bertrand Brassard, M.Sc., P.Geo. (OGQ), also a Qualified Person as defined by National Instrument 43-101.

NioGold Mining Corporation – « The Golden Highway Runs Through NioGold »

NioGold Mining Corporation is a junior exploration company primarily focused on GOLD.  The Company’s main properties are the Camflo West and the Marban Block located in the Malartic and Val-d’Or Mining Camps, with a historic production of 25 million ounces of gold. The camps presently encompass several active advanced exploration and mine development projects such as Canadian Malartic (Osisko Exploration), Kiena (Wesdome), Midway (Northern Star Mining), Goldex (Agnico-Eagle) and Lac Herbin (Alexis Minerals). The Marban Block encompasses three former gold producers, namely the Norlartic, Kierens (First Canadian), and Marban mines that collectively produced 592,265 ounces of gold.

NioGold’s experienced and qualified technical team will ensure the successful advancement of the Company’s projects towards the highest quality mineral resources. NioGold invites you to visit the company website at www.niogold.com. For information on NioGold Mining Corporation contact:

Michael A. Iverson, President & CEO

Rock Lefrançois, P.Geo., Vice-President

miverson@niogold.com

rocklefrancois@niogold.com

Tel: (604) 856-9887

Tel: (819) 825-7400

This Press Release includes forward-looking statements that are subject to risks and uncertainties. All statements within, other than statements of historical fact, are to be considered forward looking. There can be no assurances that such statements will prove accurate and, therefore, readers are advised to rely on their own evaluation of such uncertainties. The TSX Venture Exchange or the Frankfurt Stock Exchange did not approve nor do not accept responsibility for the adequacy or accuracy of this news release.

News Release

NioGold Mining Corporation

TSX-V Symbol: NOX

FWB Symbol: NG1

NIOGOLD FINDS URANIUM ON PUMP LAKE

Val-d’Or, Quebec, September 11, 2007: NioGold Mining Corporation (TSX-V: NOX) (FWB: NG1) (“NioGold”) reports on the first phase of prospecting on the Pump Lake property, Quebec.

As anticipated, initial prospecting in July on the Pump Lake property resulted in the discovery of two uranium occurrences, named the Roxane and Emma showings. The showings lie along a newly defined radioactive structural trend where significant values of up to 0.24% U3O8 (4.7 lbs / ton U3O8) were obtained. The Pump Lake property was further enlarged to 150 square kilometres to cover the most prospective ground along this trend.

Roxane Showing:  A northeast-southwest trending swarm of radioactive granitic intrusive dykes, possibly related to the Lesueur Alkaline Intrusive Complex, was discovered on the west side of the property. The dyke swarm was traced and prospected over a distance of 1 kilometre. Thirty-two (32) grab samples of outcrop of the intrusive material were taken with 16 samples returning assay values ranging from 0.01% to 0.20% U3O8 (0.2 to 4.0 lbs / ton U3O8). Higher values, ranging from 0.05% to 0.20% U3O8 (1.1 to 4.0 lbs / ton U3O8), were obtained in 8 samples all collected within a 200 metres stretch at the west end of the prospected area.

Emma Showing:  A second isolated occurrence was discovered 6 kilometres on strike to the northeast of the Roxane showing. Sampling of a small trench dug over a radiometric anomaly returned assay values of up 0.24% U3O8 (4.7 lbs / ton U3O8). The Emma showing occurs in altered meta-sedimentary rocks possibly on the margin of underlying intrusive rocks.

In the past, the Pump Lake sector has undergone very limited exploration, particularly for uranium. The Roxane and Emma uranium occurrences were uncovered by field investigation of priority targets outlined by the airborne geophysical and geochemical surveys and structural lineament study completed during the spring. Detailed investigation is currently in progress over the Roxane showing. A field grid at 50-metre line spacing is being established over a 2.6 kilometre by 1.0 kilometre area. Abitibi Geophysics of Val-d’Or is conducting radiometric and magnetic geophysical surveying over the grid. Geophysical data is made available on a daily basis for prompt field investigation. Further prospecting along the northeast-southwest Roxane-Emma trend is planned.

Pump Lake is located 50 kilometres north of the Mt-Laurier uranium district, Quebec. Under the terms of an option agreement with Ressources Maxima inc. (“Maxima”), NioGold is earning a 100% interest in the Pump Lake property by paying a total of $100,000, issuing a total of 500,000 common shares to Maxima and incurring at least $500,000 of exploration expenditures.

Quality Assurance / Quality Control and Qualified Persons

The rock samples were bagged and sealed by NioGold personnel and delivered to ALS-Chemex in Val-d’Or, Quebec, an accredited laboratory. The samples were analysed for 38 elements by lithium meta-borate fusion and ICP-MS for quantitative results of all elements, including those encapsulated in resistive minerals. Samples returning uranium values greater than 1,000 ppm (0.1% U) were re-analysed by lithium borate 50:50 flux and XRF method.

This press release was prepared by Rock Lefrançois, P. Geo. (OGQ), the Company’s Vice-President and Qualified Person as defined by National Instrument 43-101. The exploration programs are conducted under the supervision of Bertrand Brassard, M.Sc., P.Geo. (OGQ), also a Qualified Person as defined by National Instrument 43-101.

NioGold Mining Corporation – « The Golden Highway Runs Through NioGold »

NioGold Mining Corporation is a junior exploration company primarily focused on GOLD.  The Company’s main properties are the Camflo West and the Marban Block located in the Malartic and Val-d’Or Mining Camps, with a historic production of 25 million ounces of gold. The camps presently encompass several active advanced exploration and mine development projects such as Canadian Malartic (Osisko Exploration), Kiena (Wesdome), Midway (Northern Star Mining), Goldex (Agnico-Eagle) and Lac Herbin (Alexis Minerals). The Marban Block encompasses three former gold producers, namely the Norlartic, Kierens (First Canadian), and Marban mines that collectively produced 592,265 ounces of gold.

NioGold’s experienced and qualified technical team will ensure the successful advancement of the Company’s projects towards the highest quality mineral resources. NioGold invites you to visit the company website at www.niogold.com. For information on NioGold Mining Corporation contact:

Michael A. Iverson, President & CEO

Rock Lefrançois, P.Geo., Vice-President

miverson@niogold.com

rocklefrancois@niogold.com

Tel: (604) 856-9887

Tel: (819) 825-7400

This Press Release includes forward-looking statements that are subject to risks and uncertainties. All statements within, other than statements of historical fact, are to be considered forward looking. There can be no assurances that such statements will prove accurate and, therefore, readers are advised to rely on their own evaluation of such uncertainties. The TSX Venture Exchange or the Frankfurt Stock Exchange did not approve nor do not accept responsibility for the adequacy or accuracy of this news release.

News Release

NioGold Mining Corporation

TSX-V Symbol: NOX

FWB Symbol: NG1

DRILLING PROVES STRONG POTENTIAL

AROUND FORMER MARBAN MINE

Val-d’Or, Quebec, September 25, 2007: NioGold Mining Corporation (TSX-V: NOX) (FWB: NG1) (“NioGold”) reports on results of the 2007 drilling program on the Marban Block property, located in the Malartic Gold Camp, Quebec. Holes MB-07-013 and MB-07-014 and the extension of hole MB-07-007 generate solid results along the depth extent of the prospective units hosting the former Marban Mine orebodies (Mine Sequence). The holes returned best intervals of:

MB-07-007:

15.5 g/t Au over 1.8 m

MB-07-013:

6.5 g/t Au over 3.0 m and 2.4 g/t Au over 9.0 m (incl. 5.2 g/t Au over 2.0 m)

MB-07-014:

7.9 g/t Au over 1.0 m, 18.5 g/t Au over 0.5 m, 8.3 g/t Au over 1.5 m, and

6.0 g/t Au over 1.0 m

To date, NioGold has completed 20 drill holes for 9,120 metres (MB-06-001 to MB-07-020) drilled on four north-south sections located east of the Marban Mine shaft. Previously reported results (MB-06-001 to MB-07-012) and new results received from holes MB-07-013, MB-07-014 and the extension of hole MB-07-007, tabulated below, indicate strong potential to outline new gold deposits near surface and along the depth extent of the Mine Sequence. Readers are invited to review the Marban Surface Plan and Marban Section 450E available at www.niogold.com/marban. Assay results for holes MB-07-015 to MB-07-020 are pending.

The 2007 drilling continues to expand on the newly discovered gold mineralisation near surface and along the depth extent of the Mine Sequence. The faulted off east and west extent of the Marban Mine orebodies is a priority target still to be tested.

Norlartic-Kierens Resource Drilling

Apart from the Marban Mine sector, a drill rig was mobilized to the northern part of the Marban Block property where 12,000 metres are planned to expand on the gold resources defined in proximity to the former Norlartic and Kierens Mines. In June, NioGold released National Instrument 43-101 compliant indicated and inferred resources estimates of 72,000 and 270,000 ounces gold, respectively (see News Release dated June 28, 2007). Readers are invited to review the Norlartic Kierens Section available at www.niogold.com/marban for the location of the main drill target areas.

Marban Mine Area 2006-07 Drilling – Best Results

Hole #	Line (m)	Station (m)	Az	Dip	Depth (m)	Mine Sequence Target	From (m)	To (m)	Core Length (m)	Grade (g/t Au)
MB-06-001	5+00 E	0+48 S	170°	-85°	618.0	near surface	96.6	123.0	26.4	3.62
						including	102.6	106.6	4.0	10.78
						including	118.6	119.6	1.0	8.07
						downdip	467.0	510.0	43.0	1.30
						including	500.0	510.0	10.0	2.93
						including	508.0	510.0	2.0	6.87
MB-06-002	5+00 E	0+48 S	178°	-69°	149.6	near surface	108.2	110.50	2.3	8.02
MB-07-003	4+50 E	1+56 S	182°	-60°	134.6	near surface	NSA
MB-07-004	4+50 E	0+73 S	182º	-50°	170.6	near surface	58.0	65.0	7.0	1.57
							144.2	145.2	1.0	6.37
MB-07-005	4+50 E	0+50 S	181°	-59°	221.6	near surface	93.0	103.0	10.0	2.93
						including	96.0	100.0	4.0	5.38
							121.0	121.8	0.8	9.59
MB-07-006	4+50 E	0+02 N	180°	-60°	494.0	granodiorite	39.4	40.1	0.6	3.55
						near surface	147.0	154.0	7.0	4.35
						including	151.2	153.0	1.8	11.97
						downdip	345.0	348.0	3.0	6.18
MB-07-007	4+50 E	0+55 N	184°	-61°	494.6	downdip	367.0	368.0	1.0	5.61
							436.8	438.6	1.8	15.45
MB-07-008	4+50 E	0+55 N	187°	-83°	667.6	granodiorite	68.0	68.9	0.9	3.70
						near surface	179.0	180.6	1.6	4.29
						downdip	413.7	416.1	2.5	4.15
							421.0	422.6	1.6	6.57
							491.0	499.0	8.0	2.95
						including	493.0	494.0	1.0	13.70
MB-07-009	4+50 E	3+16 S	182°	-61°	216.0		NSA
MB-07-010	4+50 E	2+62 S	182°	-60°	254.0	updip	49.1	49.6	0.5	22.80
MB-07-011	4+50 E	2+11 S	182°	-61°	279.0	updip	55.6	56.1	0.5	4.22
							61.0	64.0	3.0	3.13
MB-07-012	4+50 E	1+46 N	183°	-83°	783.0	granodiorite	41.6	42.6	1.0	4.41
							176.0	176.7	0.7	5.00
						downdip	258.4	259.0	0.6	5.82
							482.0	483.0	1.0	3.80
MB-07-013	5+50 E	0+02 N	185°	-63°	552	downdip	317.0	317.5	0.5	4.33
							350.5	353.5	3.0	6.48
							476.0	485.0	9.0	2.40
						including	477.0	478.0	1.0	5.59
						including	483.0	485.0	2.0	5.15
MB-07-014	5+50 E	0+54 N	183°	-62°	616.3	downdip	342.0	343.0	1.0	7.92
							448.4	449.6	0.5	18.5
							471.6	473.10	1.5	8.31
							507.0	508.0	1.0	5.95

Note: Reported intervals are in core lengths. Additional drilling is needed to estimate true widths and verify the continuity of the mineralised sections from hole to hole.

Quality Assurance / Quality Control and Qualified Persons

Diamond drill holes were drilled with NQ-size core in order to obtain larger sample volumes for the mineralised zones. The core was delivered by the drilling contractor to NioGold’s facilities located at the Norlartic mine site. The core was photographed for reference, logged and mineralized sections were sawed in half. Sample lengths varied between 0.5 to 1.5 metres. The half core samples were bagged, sealed and trucked to Activation Laboratories Limited (“Actlabs”) in Ancaster, Ontario, an accredited laboratory. Samples were assayed by the fire-assay method using an atomic absorption finish on a 50-gram pulp split.

A quality assurance and quality control program (QA/QC) was implemented by NioGold and the laboratory to insure the precision and reproducibility of the analytical method and results. The QA/QC program includes the insertion of standards, blanks and duplicates in the sample batches sent to the laboratory and a systematic re-assaying from the remaining coarse reject fraction by the fire-assay method with an atomic absorption finish for samples returning values of 2 to 5 g/t Au and by gravimetric finish for samples returning values greater than 5 g/t Au. As well, 10% of the pulps are sent to Bourlamaque Assay Laboratories Ltd. in Val-d’Or for check assaying.

This press release was prepared by Rock Lefrançois, P. Geo. (OGQ), the Company’s Vice-President and Qualified Person as defined by National Instrument 43-101. The exploration programs are conducted under the supervision of Bertrand Brassard, M.Sc., P.Geo. (OGQ), also a Qualified Person as defined by National Instrument 43-101.

NioGold Mining Corporation – « The Golden Highway Runs Through NioGold »

NioGold Mining Corporation is a junior exploration company primarily focused on GOLD.  The Company’s main properties are the Camflo West and the Marban Block located in the Malartic and Val-d’Or Mining Camps, with a historic production of 25 million ounces of gold. The camps presently encompass several active advanced exploration and mine development projects such as Canadian Malartic (Osisko Exploration), Kiena (Wesdome), Midway (Northern Star Mining), Goldex (Agnico-Eagle) and Lac Herbin (Alexis Minerals). The Marban Block encompasses three former gold producers, namely the Norlartic, Kierens (First Canadian), and Marban mines that collectively produced 592,265 ounces of gold.

NioGold’s experienced and qualified technical team will ensure the successful advancement of the Company’s projects towards the highest quality mineral resources. NioGold invites you to visit the company website at www.niogold.com. For information on NioGold Mining Corporation contact:

Michael A. Iverson, President & CEO

Rock Lefrançois, P.Geo., Vice-President

miverson@niogold.com

rocklefrancois@niogold.com

Tel: (604) 856-9887

Tel: (819) 825-7400

This Press Release includes forward-looking statements that are subject to risks and uncertainties. All statements within, other than statements of historical fact, are to be considered forward looking. There can be no assurances that such statements will prove accurate and, therefore, readers are advised to rely on their own evaluation of such uncertainties. The TSX Venture Exchange or the Frankfurt Stock Exchange did not approve nor do not accept responsibility for the adequacy or accuracy of this news release.

News Release

NioGold Mining Corporation

TSX-V Symbol: NOX

FWB Symbol: NG1

ROXANE URANIUM PROSPECT TRACED OVER 2 KM ON PUMP LAKE

MAGNETITE HORIZON RETURNS 40% IRON CONTENT

Val-d’Or, Quebec, October 2, 2007. NioGold Mining Corporation (TSX-V: NOX) (FWB: NG1) (“NioGold”) reports: Prospecting and ground geophysical surveying on the Pump Lake property, Quebec, uncovered several more radioactive units up to 2.3 kilometres on trend from the Roxane uranium prospect where intrusive units returned values of up to 0.20% U3O8 or 4.0 lbs / ton U3O8 (see News Release dated September 11, 2007).

Follow up work conducted in September on the Roxane prospect discovered in July consisted of line-cutting, ground radiometric and magnetic geophysical surveying and prospecting over a 2.6 by 1.0 kilometre area. The geophysical survey was conducted by Abitibi Geophysics. Several more intrusive units with high uranium CPS counts were uncovered and sampled. The Roxane radioactive zone has now been traced over an east-northeast strike extent of 2.3 kilometres. Assay results are pending. Several radiometric anomalies recorded by the geophysical survey remain to be investigated. Mechanical stripping of select areas is planned for the month of October.

Magnetite Horizon

Initial sampling of a magnetite-bearing horizon exposed 1 kilometre northeast of the Roxane uranium prospect returned values of up to 40% total iron. Mechanical stripping is planned in October to determine the orientation and thickness of the horizon and to collect more samples for Davis Tube recovery tests of the magnetite.

Pump Lake is an early stage project that displays characteristics comparable to the iron oxide-copper-gold (IOCG) class of mineral deposits. World-Class examples of IOCG’s are found at Olympic Dam and the Cloncurry district (Australia), Candelaria (Chili), Salobo (Brasil), and the Kiruna district (Sweden). On Pump Lake, occurrences of iron oxides (magnetite), copper, gold and uranium are found to be closely related to a recently recognised alkaline intrusive complex of yet unknown extent.

The Pump Lake project is located 50 kilometres north of the Mt-Laurier uranium district, Quebec. Under the terms of an option agreement with Ressources Maxima inc. (“Maxima”), NioGold is earning a 100% interest in the Pump Lake property by paying a total of $100,000, issuing a total of 500,000 common shares to Maxima and incurring at least $500,000 of exploration expenditures.

Quality Assurance / Quality Control and Qualified Persons

The rock samples are bagged and sealed by NioGold personnel and are delivered to ALS-Chemex in Val-d’Or, Quebec, an accredited laboratory. The samples are analysed for a suite of 38 elements by lithium meta-borate fusion and ICP-MS for quantitative results of all elements, including those encapsulated in resistive minerals.

This press release was prepared by Rock Lefrançois, P. Geo. (OGQ), the Company’s Vice-President and Qualified Person as defined by National Instrument 43-101. The exploration programs are conducted under the supervision of Bertrand Brassard, M.Sc., P.Geo. (OGQ), also a Qualified Person as defined by National Instrument 43-101.

NioGold Mining Corporation – « The Golden Highway Runs Through NioGold »

NioGold Mining Corporation is a junior exploration company primarily focused on GOLD.  The Company’s main properties are the Camflo West and the Marban Block located in the Malartic and Val-d’Or Mining Camps, with a historic production of 25 million ounces of gold. The camps presently encompass several active advanced exploration and mine development projects such as Canadian Malartic (Osisko Exploration), Kiena (Wesdome), Midway (Northern Star Mining), Goldex (Agnico-Eagle) and Lac Herbin (Alexis Minerals). The Marban Block encompasses three former gold producers, namely the Norlartic, Kierens (First Canadian), and Marban mines that collectively produced 592,265 ounces of gold.

NioGold’s experienced and qualified technical team will ensure the successful advancement of the Company’s projects towards the highest quality mineral resources. NioGold invites you to visit the company website at www.niogold.com. For information on NioGold Mining Corporation contact:

Michael A. Iverson, President & CEO

Rock Lefrançois, P.Geo., Vice-President

miverson@niogold.com

rocklefrancois@niogold.com

Tel: (604) 856-9887

Tel: (819) 825-7400

This Press Release includes forward-looking statements that are subject to risks and uncertainties. All statements within, other than statements of historical fact, are to be considered forward looking. There can be no assurances that such statements will prove accurate and, therefore, readers are advised to rely on their own evaluation of such uncertainties. The TSX Venture Exchange or the Frankfurt Stock Exchange did not approve nor do not accept responsibility for the adequacy or accuracy of this news release.